

07002484

UNITED STATES
'IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-16267

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/06** (MM/DD/YY) AND ENDING **12/31/06** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
UBS Financial Services Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1285 Avenue of the Americas
(No. and Street)

New York	**New York**	**10019**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
E.L. Alvey **516-745-8858**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 2 3 2007
THOMSON
FINANCIAL

SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2007
WASH., D.C. 202 SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I,______________________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of ____, as of ______________________, 20_______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

See Attached Oath or Affirmation

____

____

Signature

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OR AFFIRMATION

To the best of our knowledge and belief, the accompanying consolidated statement of financial condition pertaining to the firm of UBS Financial Services Inc. at and for the year ended December 31, 2006, are true and correct. Based upon information available to the undersigned, neither the Company nor any principal officer or director thereof has any proprietary interest in any account classified solely as that of a client, except security accounts of principal officers and directors that are classified as client accounts (debits $1,969,222, credits $107,064).

(Name) Diane Frimmel
(Title) Managing Director and
Director of Operations
UBS Financial Services Inc.

(Name) Robert J. Chersi
(Title) Managing Director and
Chief Financial Officer
UBS Financial Services Inc.

STATE OF NEW JERSEY

Sworn to before me this
27th day of February 2007

ANGELA CRAVOTTA NOTARY PUBLIC NEW JERSEY

ANGELA CRAVOTTA
Notary Public of New Jersey
Commission Expires 4/3/2011

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

UBS Financial Services Inc.
(a subsidiary of UBS Americas Inc.)
December 31, 2006
with Report of Independent Registered Public Accounting Firm

UBS Financial Services Inc.

Consolidated Statement of Financial Condition

December 31, 2006

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

Board of Directors
UBS Financial Services Inc.

We have audited the accompanying consolidated statement of financial condition of UBS Financial Services Inc. (the "Company") as of December 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of the Company at December 31, 2006 in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 24, 2007

UBS Financial Services Inc.
Consolidated Statement of Financial Condition
December 31, 2006
(in thousands of dollars)

Assets		
Cash and cash equivalents	$	390,725
Cash and securities segregated and on deposit for federal and other regulations		2,955,074
Trading assets, at fair value		1,198,649
Trading assets, pledged to creditors, at fair value		61,197
Total trading assets		1,259,846
Securities received as collateral		571,483
Securities purchased under agreements to resell		21,790,224
Securities borrowed		3,382,198
Receivables:		
Clients (net of allowance for doubtful accounts of $8,597)		3,931,997
Brokers and dealers		358,570
Dividends and interest		116,253
Fees and other		94,839
Receivable from affiliated companies		161,881
Investment in affiliate		335,000
Office equipment and leasehold improvements (net of accumulated depreciation and amortization of $670,011)		316,521
Goodwill		390,781
Intangible (net of accumulated amortization of $4,000)		116,974
Other assets		1,476,729
	$	37,649,095
Liabilities and stockholder's equity		
Trading liabilities, at fair value	$	13,719
Obligation to return securities		571,483
Securities sold under agreements to repurchase		20,847,318
Securities loaned		459,814
Payables:		
Clients (including free credit balances of $3,534,906)		6,388,596
Brokers and dealers		362,373
Dividends and interest		89,039
Other liabilities and accrued expenses		1,850,595
Accrued compensation and benefits		685,518
Payable to affiliated companies		1,967,417
		33,235,872
Long-term borrowings		95,000
Commitments and contingencies		
Subordinated liabilities		1,930,000
Stockholder's equity		2,388,223
	$	37,649,095

See Notes to Consolidated Statement of Financial Condition.

(in thousands of dollars except share data)

Note (1) Summary of Significant Accounting Policies

Organization and Basis of Presentation
The consolidated statement of financial condition includes the accounts of UBS Financial Services Inc. and its wholly owned subsidiaries (collectively, "UBSFSI" or the "Company"). All material intercompany balances and transactions have been eliminated. UBSFSI is a wholly owned subsidiary of UBS Americas Inc. ("UBS Americas"), which is a wholly owned subsidiary of UBS AG ("UBS"). The Company engages in material transactions with its affiliates.

The Company is engaged in one principal line of business that of serving the investment and capital needs of individual and institutional clients. The Company is a securities firm operating predominantly in the United States and Puerto Rico.

The consolidated statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States, which require management to make judgments and assumptions that affect the amounts reported in the consolidated statement of financial condition and accompanying notes. Actual results could differ from those estimates.

Accounting Pronouncements
In April 2006, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position FIN 46(R)-6, "Determining the Variability to be Considered in Applying FASB Interpretation No. 46 (R)" ("FSP FIN 46 (R)-6"). FSP FIN 46 (R)-6 addresses the application of FIN 46 (R), "Consolidation of Variable Interest Entities," in determining whether certain contracts or arrangements with a variable interest entity ("VIE") are variable interests by requiring companies to base its evaluation on an analysis of the VIE's purpose and design, rather than on its legal form or accounting classification. FSP FIN 46 (R)-6 is effective for the Company as of July 1, 2006. The adoption of FSP FIN 46 (R)-6 did not have a material impact on the Company's consolidated statement of financial condition.

In June 2006, the FASB issued FIN 48, "Accounting for Uncertainty in Income Taxes - an interpretation of the Statement of Financial Accounting Standards 109" ("FIN 48"), which prescribes a recognition threshold and measurement attribute for statement of financial condition recognition and measurement of a tax position. FIN 48 is effective for years commencing after December 15, 2006. The Company is continuing to evaluate the impact of FIN 48 on its consolidated statement of financial condition. However, the Company does not expect FIN 48 to have a material effect on its consolidated statement of financial condition.

(in thousands of dollars except share data)

Note (1) Summary of Significant Accounting Policies (continued)

In September, 2006, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements." SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands the required disclosures about an entity's fair value measurements. Additionally, SFAS 157 eliminates the requirement to defer calculated profit or loss on transaction values that include unobservable inputs "Day 1 profit and loss" and eliminates the use of block discounts for securities traded in an active market. SFAS 157 is effective for statement of financial condition issued for fiscal years beginning after November 15, 2007. The provisions of SFAS 157 should be applied prospectively upon initial adoption, except for the provisions that eliminate prior measurement guidance regarding block discounts and Day 1 profit or loss. Those changes should be applied retrospectively as an adjustment to the opening balance of retained earnings in the period of adoption. The Company is still assessing the impact SFAS 157 will have on its consolidated statement of financial condition.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No 87, 88, 106, and 132(R)." SFAS 158 requires plan sponsors of defined benefit pension and other postretirement benefit plans (collectively, "postretirement benefit plans") to recognize the funded status of their postretirement benefit plans in the statement of financial condition, measure the fair value of plan assets and benefit obligations as of the date of the fiscal year-end statement of financial condition, and provide additional disclosures. On December 31, 2006, the Company adopted the recognition and disclosure provisions of SFAS 158. The effect of adopting SFAS 158 at December 31, 2006 has been included in the accompanying consolidated statement of financial condition. SFAS 158's provisions regarding the change in the measurement date of postretirement benefit plans are not applicable as the Company already uses a measurement date of December 31 for its pension plan. See Note 12 for further discussion of the effect of adopting SFAS 158 on the Company's consolidated statement of financial condition.

Trading Assets and Liabilities

Trading assets and liabilities, including derivative contracts held or issued for trading purposes, are recorded on a trade date basis at fair value. Fair value is generally based upon quoted market prices. If quoted market prices are not available or if liquidating the Company's position is reasonably expected to impact market prices, fair value is determined based upon other relevant factors, including dealer price quotations or price activity of similar instruments and pricing models. Pricing models consider time value and volatility factors underlying the financial instruments and other economic measurements.

Related revenues and expenses are recorded in the accounts on a trade date basis. Unrealized gains and losses from marking-to-market trading instruments daily are included in principal transactions revenue. Realized gains and losses on trading instruments and any related interest amounts are included in principal transactions revenue and interest revenue and expense, respectively.

Note (1) Summary of Significant Accounting Policies (continued)

Derivative Financial Instruments
A derivative is typically defined as an instrument whose value is "derived" from an underlying instrument or index such as a forward, future, swap or option contract and other financial instruments with similar characteristics. A derivative financial instrument also includes firm or standby commitments for the purchase of securities.

The derivative definition does not include cash instruments whose values are derived from changes in the value of some asset or index, such as mortgage-backed securities. Derivative contracts used by the Company generally represent future commitments to exchange interest payment streams based on the gross contract or notional amount or to purchase or sell financial instruments at specified terms and future dates.

In connection with the Company's trading activities, the Company may take a position based upon expected future market conditions. The Company also takes positions to facilitate client transactions.

Derivative instruments held or issued for trading purposes are marked-to-market with the resulting unrealized gains and losses recorded on the consolidated statement of financial condition in trading assets or liabilities. The fair value of exchange-traded derivatives, such as futures and certain option contracts, are determined by quoted market prices while the fair value of derivatives negotiated in over-the-counter markets are valued based upon dealer price quotations or pricing models which consider time value and the volatility of the underlying instruments, as well as other economic factors.

Collateralized Securities Transactions
Securities purchased under agreements to resell ("resale agreements") and securities sold under agreements to repurchase ("repurchase agreements"), principally U.S. government and agency securities, are accounted for as financing transactions and are recorded at their contractual amounts, plus accrued interest. It is Company policy to obtain possession or control of securities, which have a fair value in excess of the original principal amount loaned, in order to collateralize resale agreements. The Company is required to provide securities to counterparties in order to collateralize repurchase agreements.

On a daily basis, the Company monitors the fair value of the securities purchased and sold under these agreements. Should the fair value of the securities purchased decline, or the fair value of securities sold increase, additional collateral is requested or excess collateral is returned when deemed appropriate to maintain contractual margin protection. When specific conditions are met, including the existence of a legally enforceable master netting agreement, balances relating to resale agreements and repurchase agreements may be netted by counterparty on the consolidated statement of financial condition.

(in thousands of dollars except share data)

Note (1) Summary of Significant Accounting Policies (continued)

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received in connection with the transaction. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives collateral.

The initial collateral advanced or received has a fair value equal to or greater than the fair value of the securities borrowed or loaned. The Company monitors the fair value of the securities borrowed and loaned on a daily basis and requests additional collateral or returns excess collateral, as appropriate.

In the normal course of business, the Company has margin securities, and obtains securities under agreements to resell and securities borrowed on terms which permit it to repledge or resell the securities to others. At December 31, 2006, the Company obtained and had available securities with a fair value of approximately $33,300,000 on such terms, of which approximately $28,900,000 have been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy commitments under short sales.

Depreciation and Amortization
The Company depreciates office and other equipment using the straight-line method over estimated useful lives of three to ten years. Leasehold improvements are amortized over the lesser of the estimated useful life of the asset or the remaining term of the lease.

Income Taxes
Certain income and expense items are accounted for in different periods for income tax purposes than for financial reporting purposes. Provisions for deferred taxes are made in recognition of these temporary differences in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes."

The Company is included in the consolidated federal income tax return and certain combined state and local tax returns of UBS Americas. Federal, state and local, and foreign taxes are provided for on a separate return basis.

Undistributed earnings of UBS Financial Services Incorporated of Puerto Rico amounted to ($14,658) for the year ended December 31, 2006. Should there be earnings in the future, those earnings are considered to be indefinitely reinvested and accordingly, no provision for U.S. federal and state income taxes has been provided thereon. Upon distribution of such earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable. As of December 31, 2006 accumulated earnings of UBS Financial Services Incorporated of Puerto Rico was $63,138.

(in thousands of dollars except share data)

Note (1) Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents
Cash and cash equivalents are defined as highly liquid investments not held for resale, with a maturity of three months or less when purchased. Cash and cash equivalents are carried at cost plus accrued interest, which approximates fair value.

Financial Instruments
Substantially all of the Company's other financial instruments are carried at fair value or amounts approximating fair value. Assets, including securities segregated for regulatory purposes and certain receivables, are carried at fair value or contracted amounts which approximate fair value. Similarly, liabilities including short-term borrowings, certain payables and long-term and subordinated liabilities are carried at fair value or contractual amounts approximating fair value.

Goodwill
The Company has adopted SFAS 141, "Business Combinations" and SFAS 142, "Goodwill and Other Intangible Assets." SFAS 141 requires reclassification of intangible assets to goodwill which no longer meet the recognition criteria under the new standard. SFAS 142 requires that goodwill and intangible assets with indefinite lives no longer be amortized but be tested annually for impairment. Identifiable intangible assets with finite lives will continue to be amortized.

Note (2) Trading Assets and Liabilities

At December 31, 2006, trading assets (including those pledged to creditors) and liabilities, recorded at fair value, consisted of the following:

Trading assets:		
State and municipals	$	5,835
Commercial paper and other short-term debt		937,581
U.S. government and agencies		148,322
Equities		159,532
Mortgage-backed		7,411
Corporate debt		1,165
	$	1,259,846
Trading liabilities:		
U.S. government and agencies	$	9,308
Mortgage-backed		4,411
	$	13,719

(in thousands of dollars except share data)

Note (2) Trading Assets and Liabilities (continued)

Included in trading assets as of December 31, 2006, are securities pledged for repurchase transactions, which the counterparty does not have the right to sell or repledge to others, with a market value of $1,186. Trading assets pledged to creditors, included in the consolidated statement of financial condition, represent proprietary positions, which have been pledged as collateral to counterparties on terms that permit the counterparty to sell or repledge the securities to others.

Trading liabilities represent obligations of the Company to deliver the specified security at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk as the Company's ultimate obligation to satisfy the trading liabilities may exceed the amount reflected in the consolidated statement of financial condition.

Note (3) Related Party Transactions

In the normal course of business, the Company enters into transactions with affiliated companies. At December 31, 2006, the consolidated statement of financial condition included the following balances with affiliates:

Assets	
Securities purchased under agreements to resell	$ 13,652,901
Securities borrowed	3,380,403
Cash and securities segregated and on deposit for federal and other regulations	2,845,952
Securities received as collateral	571,483
Receivables from affiliated companies	161,881
Liabilities	
Securities sold under agreements to repurchase	7,097,456
Securities loaned	459,554
Payable to affiliated companies	1,967,417
Subordinated liabilities	1,930,000
Obligation to return securities	571,483
Long-term borrowings	95,000

In the normal course of business, the Company enters into resale and repurchase agreements and securities lending transactions with affiliated companies in order to facilitate client transactions and to meet its short-term financing needs.

(in thousands of dollars except share data)

Note (3) Related Party Transactions (continued)

Included in cash and securities segregated and on deposit for federal and other regulations on the consolidated statement of financial condition are securities purchased under agreements to resell with an affiliate, UBS Securities LLC ("UBSS LLC"), of $1,441,500 which are maintained in a special reserve account, at a third party bank, pursuant to the Securities and Exchange Commission ("SEC") Rule 15c3-3. In addition, cash and securities segregated and on deposit for federal and other regulations includes $1,404,452 of cash and securities sent to UBSS LLC and maintained in a special reserve account.

A substantial portion of the payable to affiliated companies represents amounts due to UBS Cayman, which facilitates the funding between UBSFSI and affiliates. During the year ended December 31, 2006, net interest expense charged to UBSFSI by UBS Cayman and other affiliates on the payable to affiliated companies was approximately $66,597. Interest on intercompany balances is based on the federal funds rate or the London Interbank Offered Rate ("LIBOR").

Pursuant to service level arrangements, the Company receives and provides certain services from and to affiliates. The significant arrangements in which the Company receives services include an agreement with UBS Services USA LLC for administrative and operational support services, and agreements with

UBSS LLC and UBS for operational support services and securities research services. The significant arrangements where the Company provides services to affiliates include agreements with UBS Bank USA LLC ("UBS Bank") and UBS International Inc.

Pursuant to a service level agreement, assignments and subleases, the Company has obligations to UBS and certain other affiliates which have entered into various noncancelable operating lease agreements on the Company's behalf.

The Company clears commodity transactions on an omnibus basis and also clears certain mortgage-backed transactions on a fully disclosed basis through UBSS LLC.

In January 2006, goodwill and intangible assets related to the Municipal Securities Group were contributed to the Company by its parent, UBS Americas. This contribution was reflected as in increase in stockholder's equity. The Company transferred trading assets related to the Municipal Securities Group of approximately $1,700,000 to its affiliate UBSS LLC, at fair value, 335,000. In addition, the Company transferred certain other related net assets, goodwill and intangibles related to the Municipal Securities Group to UBSS LLC in exchange for preferred stock of UBSS LLC, at book value, in the amount of $335,000.

The Company did not pay any dividends to UBS Americas during the year ended December 31, 2006.

(in thousands of dollars except share data)

Note (4) Short-Term Borrowings

The Company meets its short-term financing needs by borrowing from affiliates, obtaining bank loans, on either a secured or unsecured basis, entering into agreements to repurchase, whereby securities are sold with a commitment to repurchase at a future date, and through securities lending activity.

Note (5) Long-Term Borrowings

Long-term borrowings at December 31, 2006 consisted of a secured promissory note with UBS Americas for $95,000, due November 28, 2008. This note is classified as a long-term borrowing, which is collateralized by certain assets of the Company, totaling $172,229 (the "Collateral"). UBS Americas' sole recourse is limited to the Collateral and in accordance with net capital rules as discussed in Note (10), $95,000 of such assets are included as allowable assets in the calculation of regulatory capital.

Note (6) Subordinated Liabilities

Under the terms of the Junior Subordinated Revolving Credit Agreement between UBSFSI and UBS Americas, UBS Americas has agreed to make revolving credit loans to UBSFSI up to a maximum of $2,500,000, from time to time, until March 1, 2009. In addition, each loan shall have a March 1, 2010 maturity date and bear interest at a rate based upon either the federal funds rate or LIBOR. At December 31, 2006, there was $1,930,000 outstanding which is due March 1, 2010.

The loan is subordinated to claims of general creditors, is covered by an agreement approved by the New York Stock Exchange, Inc. ("NYSE") and other regulatory authorities and is included by the Company for purposes of computing net capital under the SEC Uniform Net Capital Rule and NYSE Rule 326. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note (7) Risk Management

Financial instrument transactions involve varying degrees of both market and credit risk. The Company monitors its exposure to market and credit risk on a daily basis and through a variety of financial, security position and credit exposure reporting and control procedures.

Market Risk

Market risk is the potential change in value of the financial instrument caused by unfavorable changes in interest rates, equity prices and foreign currency exchange rates. The Company has a variety of methods to monitor its market risk profile. The senior management of each business area is responsible for reviewing trading positions, exposures, profits and losses, and trading strategies. The Company has a risk control group which reviews the Company's risk profile and aids in setting and monitoring risk policies of the Company, including monitoring adherence to the established limits, performing market risk modeling, and reviewing trading positions and hedging strategies.

Note (7) Risk Management (continued)

Market risk modeling is based on estimating potential loss through models such as Value-at-Risk. Other market risk control procedures include monitoring inventory agings, reviewing traders' marks, and regular meetings between the senior management of the business groups and the risk control group.

Credit Risk in Proprietary Transactions

Counterparties to the Company's financing activities are primarily affiliates and other financial institutions, including banks, brokers and dealers, investment funds and insurance companies. Credit losses could arise should counterparties fail to perform and the value of any collateral prove inadequate. The Company manages credit risk by monitoring net exposure to individual counterparties on a daily basis, monitoring credit limits and requiring additional collateral where appropriate.

Receivables and payables with brokers and dealers, agreements to resell and repurchase securities, and securities borrowed and loaned are generally collateralized by cash, and U.S. government and agency securities. Additional collateral is requested when considered necessary. The Company may pledge clients' margin securities as collateral in support of securities loaned and bank loans, as well as to satisfy margin requirements at clearing organizations. The amounts loaned or pledged are limited to the extent permitted by applicable margin regulations. Should the counterparty fail to return the clients' securities, the Company may be required to replace them at prevailing market prices. At December 31, 2006, the market value of client securities loaned to other brokers approximated the amounts due or collateral obtained.

Credit Risk in Client Activities

Client transactions are entered on either a cash or margin basis. In a margin transaction, the Company extends credit to a client, using the securities purchased and/or other securities held on behalf of the client, as collateral for amounts loaned. Amounts loaned are limited by margin regulations of the

Federal Reserve Board and other regulatory authorities and are subject to the Company's credit review and daily monitoring procedures. Market declines could, however, reduce the value of any collateral below the principal amount loaned, plus accrued interest, before the collateral can be sold.

Client transactions include positions in commodities and financial futures, trading liabilities and written options. The risk to the Company's clients in these transactions can be substantial, principally due to price volatility which can reduce the clients' ability to meet their obligations. Margin deposit requirements pertaining to commodity futures and options transactions are generally lower than those for exchange-traded securities. To the extent clients are unable to meet their commitments to the Company and margin deposits are insufficient to cover outstanding liabilities, the Company may take market action and credit losses could be realized.

Note (7) Risk Management (continued)

Client trades are recorded on a settlement date basis. Should either the client or broker fail to perform, the Company may be required to complete the transaction at prevailing market prices. Trades pending at December 31, 2006 were settled without material adverse effect on the Company's consolidated statement of financial condition, taken as a whole.

Concentrations of Credit Risk
Concentrations of credit risk that arise from financial instruments (whether on- or off-balance sheet) exist for groups of counterparties when they have similar economic characteristics that would cause their ability to meet obligations to be similarly affected by economic, industry or geographic factors. The Company seeks to control its credit risk and the potential for risk concentration through a variety of reporting and control procedures.

The Company's most significant industry concentration, which arises within its normal course of business activities, is with affiliates and other financial institutions including banks, brokers and dealers, investment funds and insurance companies.

Operational Risk
Operational risk focuses on the Company's ability to accumulate, process and communicate information necessary to conduct its daily operations. Deficiencies in technology, financial systems and controls, and losses attributable to operational problems all pose potential operating risks. In order to mitigate these risks, the Company has established and maintains an operational risk framework which incorporates various control mechanisms. The framework involves various oversight functions, such as risk, audit, accounting, controllers, legal and compliance. Certain of these functions are performed by affiliates on the Company's behalf.

(in thousands of dollars except share data)

Note (8) Commitments and Contingencies

Leases
The Company leases office space and equipment under noncancelable operating and capital lease agreements which expire at various dates through 2023.

At December 31, 2006, the aggregate minimum future payments required by operating and capital leases with initial or remaining lease terms exceeding one year, were as follows:

	Total Rent Payments	Total Sublease Income
2007	$ 160,943	$ 17,306
2008	156,802	21,898
2009	147,936	21,920
2010	131,113	21,916
2011	114,972	21,511
Thereafter	648,011	138,537
	$ 1,359,777	$ 243,088

Rentals are subject to periodic escalation charges and do not include amounts payable for insurance, taxes and maintenance.

Other Commitments and Contingencies
At December 31, 2006 the Company is contingently liable under standby letters of credit issued by third party banks, totaling $95,256 which approximated fair value.

In meeting the financing needs of certain of its clients, the Company may also issue standby letters of credit, which are fully collateralized by customer margin securities. At December 31, 2006, the Company had outstanding $240,766 of such standby letters of credit.

In the normal course of business, the Company enters into when-issued transactions and underwriting commitments in its subsidiary, UBS Financial Services Incorporated of Puerto Rico. Settlement of these transactions at December 31, 2006 would not have had a material impact on the Company's consolidated statement of financial condition, taken as a whole.

Various claims and legal proceedings generally incidental to the normal course of business are pending or threatened against the Company. While the ultimate liability from these proceedings is presently indeterminable, in the opinion of management of the Company, after consultation with various counsel handling the matters, any additional liability is not expected to have a material adverse effect on the Company's consolidated statement of financial condition after giving effect to provisions already recorded.

(in thousands of dollars except share data)

Note (9) Stockholder's Equity

There are one hundred shares authorized, issued and outstanding of one dollar par value common stock. Also, included as a direct increase to stockholder's equity is the tax benefit resulting from the exercise of employees' UBS stock options and change in market price between grant date and vesting date of UBS restricted stock.

Note (10) Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule and the NYSE Growth and Business Reduction capital requirements. Under the method of computing capital requirements adopted by the Company, minimum net capital shall not be less than 2% of combined aggregate debit items arising from client transactions, plus excess margin collected on resale agreements, as defined. A reduction of business is required if net capital is less than 4% of such aggregate debit items. Business may not be expanded if net capital is less than 5% of such aggregate debit items. At December 31, 2006, the Company's net capital of $1,376,167 was 19.6% of its December 31, 2006 aggregate debit items and its net capital in excess of the minimum required was $1,234,653. Advances to UBS Americas and its affiliates, repayment of subordinated liabilities, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC and NYSE.

As a clearing broker-dealer, the Company has elected to compute a reserve requirement for Proprietary Accounts of Introducing Broker-Dealers ("PAIB calculation"), as defined. The PAIB calculation is completed in order for each correspondent firm that uses the Company as its clearing broker-dealer to classify its assets held by the Company as allowable assets in the correspondent's net capital calculation. At December 31, 2006, the Company had a $9,154 reserve deposit requirement for PAIB. The Company had $12,500 of qualified securities on deposit in the PAIB Special Reserve Bank Account. The Company is also subject to certain conditions imposed by the Federal Reserve Board, including limitations on certain activities with affiliates.

Note (11) Employee Incentive Awards

Employees of the Company are covered under UBS's various Stock, Option and Award Plans which provide for the granting of restricted stock, nonqualified stock options, cash and restricted stock awards, and other stock based awards.

(in thousands of dollars except share data)

Note (11) Employee Incentive Awards (continued)

Restricted stock awards are granted to key employees through the UBS Equity Ownership Plan ("EOP"). These awards are mandatory deferrals from the employee's year-end incentive bonus that is above a certain level and are expensed up front in the performance year. The awards contain restrictions on sale or transfer lapsing over three years. These restricted stock awards are subject to forfeiture if the employee terminates prior to the end of the prescribed restriction period for cause or to join a competitor. Restricted stock awards may also be granted as part of a new hire recruiting package. The new hire awards generally contain restrictions on sale or transfer lapsing over three or ten years. These restricted stock awards are subject to forfeiture if the employee terminates prior to the end of the prescribed restriction period for cause or to join a competitor.

Certain employees are granted nonqualified stock options to purchase shares of UBS common stock at a price not less than the fair market value of the stock on the date the option is granted. The rights generally expire within seven to ten years after the date of grant..

With respect to the fair value of option awards, the Company uses a mix of implied and historic volatility instead of solely historic volatility and specific employee behavior patterns based on statistical data instead of a single expected life input.

The fair value of options granted during 2006 was determined using the following assumptions (CHF):

2006 Awards	Weighted Average	Range Low	Range High
Expected volatility (%)	25.38	22.51	27.18
Risk free interest rate (%)	2.15	1.96	2.68
Expected dividend	2.26	1.76	2.83
Strike price	71.19	65.13	77.33
Share price	70.16	65.13	76.25

The valuation technique takes into account the specific terms and conditions under which the share options are granted such as the vesting period, forced exercised during the lifetime, and gain and time dependent exercise behavior.

Certain eligible employees of the Company participate in the UBSFSI PartnerPlus Plan (the "PartnerPlus Plan"), a nonqualified deferred compensation plan. Under the PartnerPlus Plan, the Company makes annual contributions and the employee may elect to make voluntary pre-tax contributions, subject to a maximum percent of the Company contribution. The Company and employee contributions earn tax-deferred interest and are subject to certain vesting provisions, generally over a six to ten year period. The awards and related interest are expensed on a straight line basis over the vesting period.

(in thousands of dollars except share data)

Note (11) Employee Incentive Awards (continued)

The Company has entered into various agreements with certain of its financial advisors whereby these financial advisors receive a forgivable loan. These employee forgivable loans ("EFLs") have been capitalized and are being amortized on a straight-line basis over the terms specified in each agreement.

Note (12) Employee Benefit Plans

Defined Benefit Pension Plan
Eligible employees of the Company were included in the non-contributory defined benefit pension plan of UBSFSI (the "Plan"), which was frozen in 1998.

The following table shows the changes in the projected benefit obligation and fair value of plan assets during 2006, as well as the funded status of the Plan which is included in accrued compensation and benefits on the Company's consolidated statement of financial condition at December 31, 2006:

Change in Benefit Obligation:		
Benefit obligation at beginning of year	$	712,148
Service cost		7,238
Interest cost		39,973
Actuarial loss		31,579
Benefits paid		(43,066)
Benefit obligation at end of year	$	747,872
Change in Plan Assets:		
Fair value of Plan assets at beginning of year	$	610,320
Actual return on assets		74,614
Employer contribution		–
Benefits paid		(43,066)
Fair value of Plan assets at end of year	$	641,868
Funded status at end of year	$	(106,004)

The measurement date was December 31, 2006. The accumulated benefit obligation was $743,483 for the year ended December 31, 2006.

For 2006, the benefit obligation for the Plan was determined using an assumed discount rate of 5.75% and an assumed rate of compensation increase of 4%. The weighted-average assumed rate of return on Plan assets was 8.5%. The weighted average of the expected returns for each asset class was used in determining the expected long-term rate of return on plan assets.

(in thousands of dollars except share data)

Note (12) Employee Benefit Plans (continued)

On December 31, 2006, the Company adopted the recognition and disclosure provisions of SFAS 158. SFAS 158 required the Company to recognize the funded status (i.e., the difference between the fair value of plan assets and the projected benefit obligations) of its pension plan in the December 31, 2006 consolidated statement of financial condition, with a corresponding adjustment to other comprehensive income, net of tax. The adjustment to other comprehensive income at adoption represents the net unrecognized actuarial losses and unrecognized prior service costs under SFAS 87, both of which were previously netted against the plan's funded status in the Company's consolidated statement of financial condition. These amounts will be subsequently recognized as net periodic pension cost pursuant to the Company's historical accounting policy for amortizing such amounts. Further, actuarial gains and losses that arise in subsequent periods and are not recognized as net periodic pension cost in the same periods will be recognized a component of other comprehensive income. Those amounts will be subsequently recognized as a component of net periodic pension cost on the same basis as the amounts recognized in accumulated other comprehensive income at adoption of SFAS 158.

The incremental effects of adopting the provisions of SFAS 158 on the Company's statement of financial condition at December 31, 2006 are presented in the following table. Had the Company not been required to adopt SFAS 158 at December 31, 2006, it would have recognized an additional minimum liability pursuant to the provisions of SFAS 87. The effect of recognizing the additional minimum liability is included in table below.

	Before Adoption of FAS 158	Adopting FAS 158	After Adoption of FAS 158
Accrued pension liability	$ 101,615	$ 4,389	$ 106,004
Deferred income taxes	99,317	1,233	100,550
Accumulated other income	143,809	1,862	145,671

The underfunded status of the plan of $106,004 at December 31, 2006 is recognized in the accompanying consolidated statement of financial condition as long-term accrued pension liability. No plan assets are expected to be returned to the Company during the fiscal year-ended December 31, 2007.

The prior service cost and actuarial loss that are included in accumulated other comprehensive income and expected to be recognized in net periodic pension cost during the fiscal year-ended December 31, 2007 is $0 and $9,019 ($5,334 net of tax), respectively. The accumulated actuarial loss recognized in other comprehensive income is $246,147 ($145,596, net of tax).

(in thousands of dollars except share data)

Note (12) Employee Benefit Plans (continued)

UBSFSI Pension Plan's weighted average asset allocations at December 31, 2006 by asset category are as follows:

Asset Category	
Equity securities*	65%
Debt securities*	32%
Other	3%
Total	100%

*In 2006, there were no direct investments in UBS stock or debt included in the equity or debt securities components.

PostRetirement Medical and Life Plans
The underfunded status of the plan of $13,410 at December 31, 2006 is recognized in the accompanying consolidated statement of financial condition as $12,001 as a long-term accrued pension liability and $1,409 as a current liability in accrued compensation and benefits. No plan assets are expected to be returned to the Company during the fiscal year-ended December 31, 2007.

The prior service cost, and actuarial loss that are included in accumulated other comprehensive income and expected to be recognized in net periodic pension cost during the fiscal year-ended December 31, 2007 is $77 ($45, net of tax) and $281 ($167, net of tax), respectively. The actuarial loss recognized in other comprehensive income in 2006 is $3,933 and the prior service cost is $443.

The following table shows the impact of a 1% change in medical trend rate:

1% increase	
Effect on total service and interest cost	$ 46
Effect on postretirement benefit obligation	217
1% decrease	
Effect on total service and interest cost	(44)
Effect on postretirement benefit obligation	(203)

Investment Policies and Strategies
The Plan's long-term asset allocation target is 65% equity securities and 35% fixed income securities with a range of plus or minus 5%. The equity allocation includes U.S. equity of large, medium and small capitalization companies, international equity and alternative investments. The fixed income allocation includes U.S. long-term fixed income and opportunistic investments in high yield and international fixed income.

(in thousands of dollars except share data)

Note (12) Employee Benefit Plans (continued)

Basis Used to Determine the Expected Long-Term Return on Plan Assets Assumption
A weighted average of the expected returns for each asset class was used in determining the expected long-term rate of return on plan assets. The expected returns are based on a capital markets model developed by the Plan's investment consultant.

Expected Contributions
Based on the funded status of the Plan at the end of the 2006 fiscal year, UBS does not expect to contribute to the Pension Plan in 2007. This will be evaluated on a quarterly basis and is subject to change.

Estimated Future Benefit Payments:
The following benefit payments, which reflect expected future services, as appropriate, are expected to be paid:

Year	Defined Benefit Payments	PostRetirement Medical/Life Benefit Payments
2007	$ 43,066	$ 1,409
2008	31,250	1,210
2009	34,129	1,108
2010	36,743	1,070
2011	39,896	1,154
Years 2012 – 2016	254,763	6,327

Other Benefit Plans
Additionally, employees of the Company are eligible to participate in the UBSFSI 401(k) Plus Plan, which includes an employee savings investment plan and a defined contribution pension plan.

UBSFSI also provides certain life insurance and health care benefits to employees of the Company.

(in thousands of dollars except share data)

Note (13) Business Combinations

On August 11, 2006, the Company completed the acquisition of Piper Jaffray Companies' Private Client Services branch network. The cost of the business combination consisted of $500,000 for the business operations and $227,000 for the loans to customers' portfolio, resulting in a total cash consideration paid of $727,000. The purchase price was allocated to net asset of $220,000 and intangible assets of $120,000 representing client relationships. The difference of $387,000 to the purchase price was recognized as goodwill. Approximately 90 Piper Jaffray wealth management offices, mainly located in the Midwest and Western United States, serving 190,000 households, will be renamed and integrated into the Company. The Company has retained approximately 700 of Piper Jaffray's financial advisors, which corresponds to approximately 80% of the advisors pre-acquisition. The acquisition is expected to benefit the Company's existing business by expanding the presence in the regions where the acquired branches are located.

Note (14) Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. For financial reporting purposes, net deferred tax assets are included in other assets in the consolidated statement of financial condition. Deferred tax assets are reflected without reduction for a valuation allowance.

The components of the Company's net deferred tax assets as of December 31, 2006 were as follows:

Deferred tax assets:		
Employee benefits	$	613,336
Accelerated income and deferred deductions		127,751
Book over tax depreciation		34,302
Net operating loss carryforward - foreign		12,012
Total deferred tax assets	$	787,401
Accelerated deductions and deferred income	$	25,249
Valuation of trading assets and investments		22,277
Total deferred tax liabilities		47,526
Net deferred tax asset	$	739,875

At December 31, 2006, the Company had net operating loss carryforwards for foreign income tax purposes which will begin to expire in 2012.

The effective tax rate for the Company differs from the statutory federal rate primarily due to the provision of additional reserves for federal and state and local tax risks.

(in thousands of dollars except share data)

Note (15) Subsequent Event

On February 9, 2007, UBS announced the completion of the acquisition of the branch network of McDonald Investments, a unit of KeyCorp. The cost of the business combination consisted of $219,000 for the business operations and of $57,000 for certain assets of McDonald Investments, resulting in a total cash consideration paid of $276,000. The total consideration paid remains subject to adjustment. Based in Cleveland, Ohio, McDonald Investments comprised 51 branch offices throughout the Northeast, Midwest, Rocky Mountain and Northwest states, including the offices of Gradison and Gradison Asset Management, which will be integrated into the Company. The unit provides comprehensive wealth management services to affluent and high net worth individuals, including estate planning, retirement planning and asset management solutions.

In February 2006, the Company drew down $100,000 of borrowings under the Junior Subordinated Revolving Credit Agreement between UBSFSI and UBS Americas, (see Note 6 Subordinated Liabilities).


END